Exhibit 2.2

FIRST AMENDMENT

TO

SHARE PURCHASE AGREEMENT

This FIRST AMENDMENT (this “First Amendment”), dated as of May 18, 2004, amends that certain Share Purchase Agreement dated March 25, 2004, by and among ADC Telecommunications, Inc., a Minnesota corporation (“Buyer”), Krone International Holding Inc., a Delaware corporation (“Krone International”), Krone Digital Communications Inc., a Delaware corporation (“Krone Digital” and together with Krone International, the “Companies”), GenTek Holding Corporation, a Delaware corporation and the sole shareholder of the Companies (“Seller”), and GenTek Inc., a Delaware corporation and the parent entity of Seller (“Parent”) (the “Purchase Agreement”), which Purchase Agreement provides for the acquisition of the Companies and certain Related IP by Buyer in accordance with the terms and conditions set forth therein.  Any capitalized term used herein and not otherwise defined herein shall have the meaning given to such term in the Purchase Agreement.

WHEREAS, as provided in Section 1.5 of the Purchase Agreement, Buyer has properly elected to revise the structure of the transactions contemplated by the Purchase Agreement in the manner described in Annex A to the Purchase Agreement; and

WHEREAS, Krone Holding LLC, a Delaware corporation and an indirect wholly owned subsidiary of Krone International, owns all of the issued and outstanding shares of capital stock (the “GmbH Shares”) of Krone Holding GmbH, a corporation organized under the laws of Germany (“Krone Germany”); and

WHEREAS, Krone Germany is one of the Subsidiaries; and

WHEREAS, this First Amendment is being made by the parties in furtherance of their mutual desire to consummate the transactions contemplated by the Purchase Agreement as modified by the Buyer Election.

NOW, THEREFORE, the parties hereto hereby agree to effect such transactions on the following terms and conditions:

1.             Section 1.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“1.1         Purchase and Sale.  Upon the terms and subject to the conditions contained herein, at the Applicable Closing (as defined in Section 1.3):

(a)           At the First Closing, Seller shall cause Krone Holding LLC to sell, transfer and deliver to ADC Deutsche Holding GmbH (currently still registered in the Commercial Register as “Halde Einhundertsechste Verwaltungsgesellschaft mbH”), a corporation organized under the laws of Germany and a wholly owned subsidiary of Buyer (“ADC Germany”), and Buyer shall cause ADC Germany to purchase and accept from Krone Holding LLC, Krone Holding LLC’s right, title and interest in and to the GmbH Shares, which GmbH Shares shall comprise in the aggregate all of the shares of capital stock of Krone Germany that will be issued and outstanding on the Closing Date (as defined in Section 1.3 hereof), free and clear of any and all liens, security interests, claims, pledges, charges or other encumbrances or restrictions of any kind (collectively, “Liens”).

(b)           At the Second Closing, which shall occur as soon as possible after the First Closing but in no event later than 2:00 p.m. (New York time) on the Business Day on which the First Closing occurs,

(i)            Seller shall sell, transfer and deliver to Buyer (or shall cause its subsidiaries or Affiliates to sell, transfer and deliver to Buyer), and Buyer shall purchase and accept from Seller (or Seller’s subsidiaries or Affiliates, as applicable), Seller’s right, title and interest in and to (i) the Shares, which Shares shall comprise in the aggregate all of the shares of capital stock of the Companies that will be issued and outstanding on the Closing Date, free and clear of any and all Liens, and (ii) those certain items of intellectual property set forth on Schedule 1.1(b) hereof (the “Related IP”), free and clear of any and all Liens except for Permitted Liens (as defined in Section 3.8(b) hereof); and

(ii)           Without payment of any consideration, Krone International shall, and without any further action or agreement by any party hereto does hereby, assign, transfer, grant, sell and otherwise convey to Seller all of its right, title and interest in and to U.S. patent nos. 4,538,921, 4,517,106 and 4,620,934, including all common law rights therein, applications to register therefor, and all claims for damages or payments by reason of past or future infringements thereof, and the right to sue for and collect the same against any third party for acts of infringement occurring before and after the date of this assignment, and for the use and on behalf of its successors, assigns and other legal representatives.  The parties hereto understand and agree that no party makes any representations or warranties as to such patents.”

2.             The introductory clause of the first sentence of Section 1.2(a) of the Purchase Agreement is hereby amended in its entirety to read as follows:

“(a)         Subject to the terms and conditions of this Article I, the total purchase price (the “Purchase Price”) to be paid by Buyer and ADC Germany for the GmbH Shares, the Shares and the Related IP shall be an amount equal to $350,000,000 (x) minus each of the following adjustments (collectively, the “Adjustments”):”

3.             The definition of “Cash Amount” set forth in Section 1.2(b)(iii) of the Purchase Agreement is hereby amended in its entirety to read as follows:

“(iii)        “Cash Amount” means the amount of any cash or “cash equivalents” (which, for purposes of this definition, shall mean bank deposits, money market accounts or other short-term investments that would be reported on a balance sheet as cash pursuant to U.S. GAAP) of the Acquired Companies or any of their wholly owned Subsidiaries as recorded on the books and records thereof as of the Closing Date, plus cash to be received by Krone GmbH from Krone Communications Ltd. (India) on account of declared but unpaid dividends as of the Closing Date (the “India Dividend”); provided, however, that the Cash Amount shall be discounted by 10% (but excluding from such discount the India Dividend), up to a maximum discount of $1,500,000 in the aggregate.”

4.           Section 1.3 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“1.3         Closing Transactions.

(a)           The closing of the purchase of the GmbH Shares (the “First Closing”) shall take place at the offices of Markus Schnurrenberger (the “Notary”), Baarerstrasse 8, 6301 Zug, Switzerland, within two business days after the date on which the last of the conditions to the First Closing set forth in Article VII, other than the requirement that certain documents be delivered at the First Closing, shall have been satisfied or waived, or at such other place and on such other date as is mutually agreeable to the parties (the “Closing Date”), and the closing of all of the other transactions contemplated by this Agreement (the “Second Closing”) shall take place at the offices of Dorsey & Whitney LLP, Suite 1500, 50 South Sixth Street, Minneapolis, Minnesota no later than 2:00 p.m. (New York time) on the Closing Date.  The parties agree that there shall be no conditions to the Second Closing other than the consummation of the First Closing and that, upon the consummation of the First Closing, the parties shall be irrevocably and unconditionally required to consummate the Second Closing.  “Applicable Closing” means the First Closing or Second Closing, as applicable.  Each of the Applicable Closings shall be deemed effective as of the close of business on the Closing Date.  “Buyer Election” means the election by Buyer to revise the structure of the transactions contemplated by this Agreement pursuant to Section 1.5 of this Agreement in the manner described in Annex A hereto.

(b)           At the First Closing:

(i)            Against notarial execution (Beurkundung) before the Notary of an agreement of transfer of the GmbH Shares in the form attached hereto as Exhibit B (the “GbmH Transfer Agreement”) by which the GmbH Shares are transferred, free and clear of all Liens, by Krone Holding LLC to ADC Germany, Buyer shall cause ADC Germany to pay $172,000,000 of the Estimated Closing Purchase Price to Seller for the GmbH Shares, pursuant to a payment instruction letter delivered by Krone Holding LLC to Buyer in the form attached hereto as Exhibit C (the “Krone Payment Letter”), by wire transfer of immediately available funds;

(ii)           Seller shall cause Krone Holding LLC to distribute such cash payment to Krone Holding Inc., which in turn shall dividend such cash to Krone International, and ultimately to Seller, and record such distribution and dividends on their respective books and records;

(iii)          The Companies and Seller shall deliver to Buyer (at the location of the Second Closing) the documents required to be delivered to Buyer under Section 7.2(g) below, and Buyer shall deliver to Seller (at the location of the Second Closing) the documents required to be delivered to Seller under Section 7.3(c) below; and

(iv)          Except as set forth in Schedule 1.3(b)(ii) hereof or in the Transition Services Agreement, the Net Intercompany Accounts shall be settled and reduced to zero immediately upon consummation of the First Closing.  For purposes of this Agreement, “Net Intercompany Accounts” means the amount of the Intercompany Accounts owing to Seller and its subsidiaries and Affiliates (other than the Acquired Companies) by the Acquired Companies, net of the Intercompany Accounts owing to the Acquired Companies by Seller and its subsidiaries and Affiliates (other than the Acquired Companies).  “Intercompany Accounts” means the accounts maintained on the books and records of the Seller and the Acquired Companies (in accordance with their customary practices, and whether or not evidenced by promissory notes or other instruments) in which there are recorded amounts owed (plus interest, if any, accrued through the Closing Date) by Seller or any of its subsidiaries and Affiliates (other than the Acquired Companies) to the Acquired Companies or by the Acquired Companies to Seller or any of its subsidiaries and Affiliates (other than the Acquired Companies), attributable to intercompany transactions through the Closing Date in respect of cash advances, current federal and state Taxes (as defined in Section 3.12 hereof) payable and receivable, intercorporate expense allocations and other corporate charges or transactions for goods or services, whether provided by Seller or any of its subsidiaries and Affiliates (other than the Acquired Companies) to the Acquired Companies or by the Acquired Companies to Seller or any of its subsidiaries and Affiliates (other than the Acquired Companies).

(c)           At the Second Closing:

(i)            Buyer shall pay the remainder of the Estimated Closing Purchase Price to Seller by wire transfer of immediately available funds against delivery of (A) certificates representing the Shares, duly endorsed in blank or accompanied by duly executed stock powers in form reasonably satisfactory to Buyer, which Shares shall be free and clear of all Liens, and (B) executed assignment agreements transferring all of Seller’s right, title and interest in and to the Related IP, free and clear of any and all Liens except for Permitted Liens.”

5.             The first sentence of the introductory paragraph of each of Article II and Article III of the Purchase Agreement is each hereby amended by inserting the following phrase immediately after the phrase “(the “Disclosure Schedule”)” and “Except as set forth in the Disclosure Schedule,” respectively: “or otherwise arising or occurring in order to effectuate the Buyer Election.”

6.             Section 3.3(a) of the Purchase Agreement is amended by adding the following sentences to the end of such Section:

“The registered and fully issued capital stock of Krone Germany amounts to EUR 25,000 and consists of one share in the nominal amount of EUR 25,000, which is held of record by Krone Holding LLC.   The GmbH Shares are duly authorized, validly issued, fully paid and nonassessable, and are free of preemptive rights or any other third party rights.”

7.             Section 3.14(f) is hereby added to the Purchase Agreement to read as follows:

“(f)          U.S. patent nos. 4,538,921, 4,517,106 and 4,620,934 are unrelated to, and not used in, the businesses of the Acquired Companies.”

8.             Section 3.18 of the Purchase Agreement is hereby amended by adding the following sentence at the end of such Section:

“As of the Closing Date, (i) the deductibles under the Policies are as follows: $350,000 for workers compensation, $350,000 for auto liability, $500,000 for general liability (including products liability) and $350,000 for employers liability; (ii) Buyer has been provided a true and correct copy of the Payment Agreement with all amendments thereto and (iii) there are no Claims outstanding under the Policies with respect to general liability and employer liability, and Parent and Seller have previously provided to Buyer the auto liability and workers compensation Claims that are outstanding as of the Closing Date.”

9.             Section 4.5 of the Purchase Agreement is hereby amended in its entirety to read as follows:

“4.5         Buyer Financing.  Buyer and ADC Germany have, or prior to the First Closing will have, sufficient funds to enable them to pay the consideration required to be paid by Buyer and ADC Germany, respectively, pursuant to Article I and to perform their obligations hereunder.

10.           A new Section 4.6 is hereby added to the Purchase Agreement to read as follows:

“4.6         Buyer Election to Restructure the Transactions.  To the knowledge of Buyer, the implementation of the transactions contemplated in order to effectuate the Buyer Election could not reasonably be expected to (a) result, directly or indirectly, in any Taxes or other cost, expense, liability or Loss (contingent or otherwise) to any Seller Indemnified Party in excess of those Taxes or other cost, expense, liability or Loss that such parties would have incurred in the absence of the Buyer Election or (b) otherwise have an adverse impact on any Seller Indemnified Party.”

11.           The introductory clause of the first sentence of Section 5.1(b) of the Purchase Agreement is hereby amended in its entirety to read as follows:

“(b)         Other than any cash distributions or cash dividends to Parent or one of its Affiliates, or cash transfers to or from the Companies or any Subsidiary, none of the Companies or the Subsidiaries shall, directly or indirectly do or permit to occur any of the following:”

12.           New Sections 6.15, 6.16, 6.17 and 6.18 are hereby added to the Purchase Agreement to read as follows:

“6.15       Letter of Credit.  Simultaneously with the First Closing, the Buyer shall, or shall cause one of its subsidiaries to, deposit an amount with Krone GmbH in an amount equal to Euro 5 million (the “GmbH Deposit”) and otherwise reasonably cooperate with Parent to release Parent and its subsidiaries from all of their obligations under, and terminate, the letter of credit maintained by Parent and its subsidiaries with HypoVereinsbank.

6.16         Krone Payment Letter.  Prior to the First Closing, Seller shall deliver a duly executed copy of the Krone Payment Letter to Buyer.

6.17         Assumption of Insurance Payment Obligation.  With respect to certain policies of insurance of Parent providing coverage to the Acquired Companies prior to and on the Closing Date for general liability (including products liability), auto liability, workers compensation and employer liability (the “Policies”), as soon as possible following the Closing Date but in no event later than 3 Business Days thereafter, Buyer shall, or shall cause one of its subsidiaries to, prepare and deliver a draft assumption agreement to, and thereafter negotiate in good faith with, National Union Fire Insurance Company of Pittsburgh, PA, on behalf of itself and certain affiliates as the insurers under the Policies (together, “NUFC”), such assumption agreement upon execution thereof to be effective as of the First Closing.  Buyer and Parent agree that such assumption agreement shall provide for the following: (i) the assumption by Buyer of only the obligations of Parent and its subsidiaries under the Payment Agreement, effective on April 1, 1999 and as amended through the date hereof (the “Payment Agreement”), by and between NUFC and GenTek Inc. (formerly known as The General Chemical Group Inc.) to pay or reimburse NUFC (or such other insurer as may be required under the Payment Agreement) for any “Deductible Loss Reimbursements” (as defined in the Payment Agreement) in respect of claims made under the Policies related to or arising out of the operation of the Krone business by the Acquired Companies (“Claims”) on or prior to the Closing Date (the “Assumed Obligations”), (ii) a letter of credit issued by Buyer to NUFC (the “NUFC LOC”) on the terms described in the Payment Agreement and in an initial amount as reasonably requested by NUFC or its representatives that is based on the current loss forecast for all Claims that are open at the time the assumption agreement is executed, which the parties understand and acknowledge is not expected to exceed $250,000, provided that the amount of the NUFC LOC shall be subject to periodic adjustment in a manner consistent with the past practice of NUFC or as otherwise provided in the Payment Agreement to reflect the estimated loss forecast for all Claims that are open at the time of any such adjustment; (iii) subject to the consent of NUFC, an irrevocable and unconditional release in favor of Parent and all of its subsidiaries (other than the Acquired Companies) in respect of the Assumed Obligations; and (iv) to the extent not otherwise provided for under the Polices, an NUFC acknowledgment that, following the Closing Date, (A) the Acquired Companies shall remain as insured parties under the Policies pursuant to the terms and conditions of such Policies and (B) the Acquired Companies, or the Buyer on behalf of the Acquired Companies, shall have the right to direct NUFC regarding the management and settlement of any such Claims pursuant to the terms of the Payment Agreement and Polices.  As soon as reasonably practicable following the Closing Date, Parent and Seller will make copies of the Policies available to Buyer.  Buyer agrees that if, on or after the Closing Date and prior to execution of a definitive assumption agreement as contemplated above, NUFC submits an invoice to Parent pursuant to the terms of the Payment Agreement with respect to an Assumed Obligation, upon the request of Parent and the provision of a copy of the invoice and all related supporting documentation reasonably requested by Buyer, Buyer shall, or shall cause one of its subsidiaries to, promptly pay such amount to NUFC (or such other requesting party).

6.18         Payment of BONY Loan.  On the Closing Date, Parent and Seller shall pay in full all outstanding indebtedness under that certain Senior Term Loan and Guarantee Agreement, dated as of November 10, 2003, among Parent, the subsidiaries of Parent party thereto, and BNY Asset Solutions LLC, as Administrative Agent.”

13.           The introductory sentence of (a) Section 7.1 of the Purchase Agreement is hereby amended by replacing “Acquisition” with “First Closing” and (b) Sections 7.2 and 7.3 of the Purchase Agreement is hereby amended by replacing “Closing Date” with “First Closing.”

14.           Section 7.2(a) of the Purchase Agreement is hereby amended by adding the following phrase at the end of such Section:

“provided that in no event shall any breach or inaccuracy of any representation or warranty set forth in Article II or Article III caused by, resulting or arising from or relating to the Buyer Election or the consummation of the transactions contemplated thereby be taken into account for purposes of determining the satisfaction of this condition;”

15.           Section 7.2(b) of the Purchase Agreement is hereby amended by adding the following phrase at the end of such Section:

“provided that in no event shall any failure to perform or comply with any covenant or agreement resulting or arising from or relating to the Buyer Election or the consummation of the transactions contemplated thereby be taken into account for purposes of determining the satisfaction of this condition;”

16.           Subsection (g) of Section 7.2 of the Purchase Agreement is hereby amended by adding the following subsections:

“(ix)         a copy of the Krone Payment Letter; and

(x)            evidence in form and substance reasonably satisfactory to Buyer indicating that the distribution by Krone Holding LLC of the cash amount paid for the GmbH Shares at the First Closing to Krone Holding Inc., and the subsequent dividend of such cash amount to Krone International and Seller, have been duly authorized and recorded.”

17.           Subsection (c) of Section 7.3 of the Purchase Agreement is hereby amended by adding the following subsections:

“(v)         payment of the GmbH Deposit.”

18.           The last sentence of Section 9.2(a) of the Purchase Agreement is hereby amended and restated as follows:

“Notwithstanding the foregoing or any other provision of this Agreement, no recovery shall be available under this Section 9.2(a) on account of any Loss (A) in respect of which, and to the extent that, a price adjustment was made under Article II or (B) caused by, resulting or arising from or relating to the Buyer Election or the change in the structure of the Acquisition as contemplated thereby.”

19.           The following introductory phrase is hereby added to the beginning of Section 9.3(b) of the Purchase Agreement:

“Subject to Section 9.8, which shall govern indemnification by Buyer in respect of any Losses of any of the Seller Indemnified Parties arising or resulting from or relating to the Buyer Election or the change in the structure of the Acquisition as contemplated thereby,”

20.           A new Section 9.8 is added to the end of Article IX of the Purchase Agreement as follows:

“Section 9.8  Indemnification for Losses for Buyer Election.  Notwithstanding any other provision of this Agreement (including, without limitation, Sections 9.1 and 9.3(a) and Section 9.3(b)), Buyer irrevocably and unconditionally agrees to indemnify in full the Seller Indemnified Parties and hold them harmless from and against any Losses in excess of those Losses that such parties would have incurred in the absence of the Buyer Election (excluding

Taxes, which are addressed in Section 10.5) which any of the Seller Indemnified Parties may suffer, sustain or become subject to, to the extent arising from or relating to the Buyer Election or the change in the structure of the Acquisition as contemplated thereby.  For the avoidance of doubt, Buyer’s obligation to indemnify the Seller Indemnified Parties under this Section 9.8 shall survive for the applicable statute of limitations period and shall not be subject to the Basket Amount or Cap.”

21.           The proviso in the first sentence of Section 10.1(c) of the Purchase Agreement is hereby amended and restated as follows:

“provided, however, that Parent and Seller shall not be liable for and shall not indemnify Buyer or the Acquired Companies for any Taxes resulting from transactions or actions taken or deemed to be taken by any of the Acquired Companies on the Closing Date after the Applicable Closing except for transactions or actions undertaken in the ordinary course of business or otherwise contemplated by this Agreement, including, without limitation, those transactions and actions relating to the Buyer Election and the consummation of the transactions contemplated thereby (whether or not taken or deemed to be taken prior to the Closing Date).”

22.           Section 10.2(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(a)         Parent and Buyer shall endeavor in good faith to agree on an allocation of the Purchase Price between the GmbH Shares, the Shares of each of the Companies and the Related IP prior to the Closing Date, to be evidenced in a schedule signed and dated by Parent and Buyer.  Parent and Buyer shall (i) be bound by such allocation for purposes of determining any Taxes, (ii) prepare and file their Tax Returns in a manner consistent with such allocation, and (iii) take no position inconsistent with such allocation on any applicable Tax Return, in any proceeding before any taxing authority or otherwise.  In the event that any of the allocations are disputed by any taxing authority, the party receiving notice of the dispute shall promptly notify the other party concerning resolution of the dispute.”

23.           Section 10.3 of the Purchase Agreement is hereby amended by adding “Except as otherwise provided in Section 10.5,” to the beginning of such Section.

24.           Section 10.5 of the Purchase Agreement shall be renumbered as Section 10.6, and a new Section 10.5 shall be added to the Purchase Agreement to read as follows:

“10.5       Taxes Resulting from the Buyer Election.  If the Buyer Election or the change in the structure of the Acquisition as contemplated thereby result in any liability for Taxes of, or the imposition of any Taxes on, any of the Seller Indemnified Parties otherwise in excess of those Taxes that such parties would have incurred in the absence of the Buyer Election (any such Taxes, “Excess

Taxes”), Buyer shall indemnify in full and hold harmless the Seller Indemnified Parties for the amount of any such Excess Taxes.  For the avoidance of doubt, Buyer’s obligation to indemnify the Seller Indemnified Parties under this Section 10.5 shall survive for the applicable statute of limitations period and is in addition to, and is not in lieu of Buyer’s obligation under Section 10.1(c), and shall not be subject to the Basket Amount.  If Parent or Seller determine that the Buyer Election and the change in the structure of the Acquisition as contemplated thereby has resulted in any Excess Taxes of, or the imposition of any Excess Taxes on, any of the Seller Indemnified Parties, Parent shall prepare and deliver in writing to Buyer its calculation of the Excess Taxes, together with a copy of all supporting work papers (including schedules, memoranda and other documents) utilized in the calculation of the Excess Taxes.  In the event Buyer reasonably objects to the manner in which the Excess Taxes have been calculated by Parent or Seller, Buyer will notify Parent within 15 days of receipt of the calculation of the Excess Taxes of such objection, and the parties will endeavor within the next 15 days to resolve such dispute in good faith.  If the parties are unable to resolve such dispute within such 15-day period, Parent and Buyer will submit such dispute to the Allocation Arbiter selected jointly by Parent and Buyer, which firm shall resolve such dispute in accordance with the procedures set forth in Section 1.4(b).  The Allocation Arbiter’s calculation of the liability for Excess Taxes of, or amount of Excess Taxes imposed on, any of the Seller Indemnified Parties, if any, will be conclusive and binding upon the parties.  Buyer’s aggregate liability for all amounts under this Section 10.5 shall not exceed an amount equal to $5,000,000.”

25.           References to “Closing” in the following Sections of the Purchase Agreement are hereby replaced as follows:

a.             Subsections (a)(ii), (b)(i) and (b)(v) of Section 1.2 and each time it appears in Sections 6.6, 6.9, 6.12, 9.1 and 9.7:  “Closing Date”;

b.             The first sentence of Section 2.2, and subsection (a)(iii) of Section 3.8:  “Second Closing”;

c.             Subsection (a) of Section 3.21, subsection (b)(vii) of Section 5.1, each time it appears in Section 6.5, Section 9.2(a), Section 9.3(a) and each time it appears in Section 10.1(c):  “Applicable Closing”; and

d.             Each time it appears in the last sentence of Section 3.2, subsection (f) of Section 3.22, subsection (f)(ii) of Section 5.1, Sections 7.2(a), 7.2(b), 7.3(a), 7.3(b) and 8.1 and Section 10.4(b):  “First Closing” and further, “Closing Date” is replaced each time it appears in Sections 7.2(a), 7.2(b), 7.3(a), 7.3(b) and 8.1 with “First Closing.”

26.           The title to Article VII of the Purchase Agreement is hereby amended and restated to read “Conditions to the First Closing” and the title to Section 7.1 of the

Purchase Agreement is hereby amended and restated to read “Conditions to Obligations of Each Party to Effect the First Closing.”

27.           The defined term “Closing” is hereby deleted from the Index of Defined Terms in the Purchase Agreement and the defined terms “ADC Germany,” “Applicable Closing,” “Assumed Obligations,” “Buyer Election,” “Buyer Payment Letter,” “Claims,” “First Closing,” “GmbH Shares,” “Hypo LOC,” “Krone Payment Letter,” “Notary,” “NUFC,” “NUFC LOC,” “Payment Agreement,” “Policies” and “Second Closing” are hereby added to such Index of Defined Terms.  “Exhibit B – GbmH Share Transfer Agreement” and “Exhibit C – Krone Payment Letter” are herby added to the Exhibits Index in the Purchase Agreement and “Annex A – Buyer Election” is hereby added to the newly created Annex Index in the Purchase Agreement.

28.           This First Amendment constitutes an amendment of the Purchase Agreement in conformity with and pursuant to the terms of Section 11.3 of the Purchase Agreement.  Except as expressly amended herein, all terms set forth in the Purchase Agreement shall continue in full force and effect.

29.           This First Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof.

30.           This First Amendment may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.  A facsimile signature will be considered an original signature.

[REMAINDER OF PAGE LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment to Share Purchase Agreement as of the day and year first above written.

ADC TELECOMMUNICATIONS, INC.

By	/s/Gokul V. Hemmady
	Name:	Gokul V. Hemmady
	Title:	Vice President & CFO

KRONE INTERNATIONAL HOLDING INC.

By	/s/ Matthew R. Friel
	Name:	Matthew R. Friel
	Title:	Authorized Officer

KRONE DIGITAL COMMUNICATIONS INC.

By	/s/ Matthew R. Friel
	Name:	Matthew R. Friel
	Title:	Authorized Officer

GENTEK HOLDING CORPORATION

By	/s/ Matthew R. Friel
	Name:	Matthew R. Friel
	Title:	Authorized Officer

GENTEK INC.

By	/s/ Matthew R. Friel
	Name:	Matthew R. Friel
	Title:	Authorized Officer

ANNEX A

Steps for the Closing of the Acquisition

Step 1:  First Closing

ADC Germany acquires 100% of the GmbH Shares from Krone Holding LLC for $172,000,000.*

Step 2:  Second Closing

Buyer acquires (i) 100% of the issued and outstanding capital stock of Krone International and Krone Digital and (ii) the Related IP for the balance of the purchase price not paid at the First Closing.

*Krone Holding LLC will distribute the proceeds from the First Closing to Seller through each of the intermediate holding companies prior to the Second Closing.